UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Submission of Information under Rule 13a-16

Harrison Global Holdings Inc. (the Company) hereby reports that on December
8, 2025, it received a Staff Determination Letter from The Nasdaq Stock
Market LLC (Nasdaq), indicating that the Company has not regained compliance with Nasdaq Listing Rule 5550(a)(2) (the minimum bid price requirement) within the applicable second 180-day grace period, which expired on December 1, 2025.


Nasdaq Notice on Dec 8, 2025

Nasdaq Staff notified the Company that, as a result:

Nasdaq will suspend trading of the Company Ordinary Shares at the opening of business on December 15, 2025; and

Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission, which will result in the delisting and deregistration of the Company securities from The Nasdaq Capital Market.

The Staff Determination follows the Company previously disclosed non-compliance notice from December 2, 2024, and the Company implementation of a one-for-ten reverse stock split on November 21, 2025, which did not result in compliance under Listing Rule 5810(c)(3)(H).

Right to Appeal

The Company may appeal the Staff Determination to a Nasdaq Hearings Panel pursuant to the procedures in the Nasdaq Listing Rule 5800 Series.
If the Company elects to appeal, a hearing request and the associated non-refundable US$20,000 fee must be submitted no later than 4:00 p.m. Eastern Time on December 15, 2025.
A timely appeal would not stay the suspension of trading, although it would stay the delisting pending a decision from the Hearings Panel.

The Company is currently evaluating whether it will appeal the determination.

Company Plans

The Company requests a hearing, it will be required to present a plan to regain compliance.
The Company is assessing actions available to it, including potential corporate or financing measures, to restore compliance and protect shareholder interests.

Required Disclosure

As required by Nasdaq Listing Rule 5810(b), the Company is filing this Report on Form 6-K to publicly disclose receipt of the Staff Determination Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Dec 9, 2025